SIM ACQUISITION CORP. I

78 SW 7th Street, Suite 500

Miami, Florida 33130

July 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pearlyne Paulemon

Re:	SIM Acquisition Corp. I
Registration Statement on Form S-1
Filed June 17, 2024, as amended
File No. 333-280274

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SIM Acquisition Corp. I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, July 9, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ David Kutcher
David Kutcher
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP